UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NetBank, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1015 Windward Ridge Parkway
Address of Principal Executive Office (Street and Number)

Alpharetta, GA 30005
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, NetBank Inc. (the “Company”) was unable to timely file with the Securities and Exchange Commission (the “SEC”) the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (the “First Quarter Form 10-Q”).  For reasons including those discussed below, until the 2006 Form 10-K and the First Quarter Form 10-Q is filed with the SEC, the Company will not be in a position to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (the “Second Quarter Form 10-Q,” and together with the First Quarter Form 10-Q, the “2007 Form 10-Qs”).

On August 31, 2006, the Company received an initial comment letter from the SEC Staff regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Form 10-K”), to which the Company provided an initial response.  Subsequently, the Company received follow-up and additional comment letters from the SEC Staff relating to the 2005 Form 10-K and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006. The Company has provided responses to all subsequent letters.  However, as of the date of this Form 12b-25, certain comments remain unresolved as the Company and the SEC Staff continue to review and discuss the Company’s application of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), to the accounting of its mortgage servicing rights and loans held for sale.

For the fiscal years ended December 31, 2004, 2005 and 2006, the Company utilized hedge accounting under SFAS 133 for its mortgage servicing rights and loans held for sale.  Under SFAS 133, if the Company elects hedge accounting, it is required to perform certain prospective and retrospective tests of hedge correlation to test hedge effectiveness.  As provided under SFAS 133, the Company performed its hedge effectiveness assessments using a statistical analysis approach other than regression.  The Company’s understanding of the SEC Staff’s comments and discussions to date with respect to SFAS 133 is that the SEC Staff questions whether the Company’s method of assessing hedge effectiveness was reasonable in the circumstances and has asked the Company to perform extensive supplemental analysis to demonstrate the reasonableness of the Company’s method in comparison to a regression methodology.   The Company is still in the process of completing its analysis, and this matter has not yet been resolved with the SEC Staff.

On July 17, 2007, Ernst & Young LLP (“E&Y”), the Company’s former independent registered public accounting firm, advised the Company that it will not re-issue its audit report covering the consolidated financial statements of the Company for the years ended December 31, 2004 and 2005, for inclusion in the 2006 Form 10-K.  E&Y has indicated that it will not re-issue such audit report for inclusion in the 2006 Form 10-K until the Company has resolved, with the SEC, the SEC’s comments with respect to the Company’s application of SFAS 133 to the accounting of mortgage servicing rights and loans held for sale.  The Company intends to use all reasonable efforts to file the 2006 Form 10-K and the 2007 Form 10-Qs as soon as practicable upon resolution of the SEC’s comments with respect to SFAS 133.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	James P. Gross	803	462-8160
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations for the three and six months ended June 30, 2007, will reflect significant changes from its results of operations for the three and six months ended June 30, 2006.  For the three and six months ended June 30, 2006, the Company recorded a net loss of approximately $31.4 and $42.4 million, respectively.  The Company anticipates that its results of operations for the three and six months ended June 30, 2007, to be reported in the Second Quarter Form 10-Q, will reflect significant changes from its results of operations for the three and six months ended June 30, 2006 primarily due to the following:

•      the sale of the Company’s auto loan portfolio and provisions for representations and warranties;

•                  the sale of the Company’s ATM and merchant processing services business;

•                  the sale of the majority of the Company’s remaining mortgage servicing rights portfolio;

•                  required valuation adjustments to record the Company’s loans and leases receivable portfolios to the lower of cost or fair market value;

•                  the impairment of long-lived assets at certain of the Company’s subsidiaries;

•                  the impairment of goodwill and other intangibles at certain of the Company’s subsidiaries;

•                  charges for one-time termination costs in relation to the announced exit of certain of the Company’s existing lines of business;

•                  losses on sales of investment securities; and

•                  lower production and sales of mortgage loans.

In addition, the subsequent events period applicable to our financial statements for the year ended December 31, 2006, will remain open until the completion of the audit of our 2006 financial statements.  Under applicable accounting pronouncements, events that occur or information that becomes available subsequent to the December 31, 2006 balance sheet date but before issuance of the 2006 audited financial statements, including such information and events that occur in the first or second quarters of 2007, that provide additional evidence with respect to conditions that existed at the date of such December 31, 2006 balance sheet and affect the estimates inherent in the process of preparing the audited financial statements would be required to be “pushed back” and recorded in the 2006 financial statements.  While the Company currently expects that it may be required to “push back” and record in its 2006 financial statements certain subsequent event items in accordance with these accounting pronouncements, final determinations in that respect have not yet been made and, accordingly, the Company is not yet in a position to determine whether those events affect the 2006 audited financial statements or its financial statements for the three months ended March 31, 2007 or the six months ended June 30, 2007.  Until the subsequent events period is closed and such determinations have been made, the Company will not be in a position to review or quantify such charges or their effect on the results on operations for the quarter ended June 30, 2007, and the Company’s previously reported preliminary, unaudited results at the year ended December 31, 2006.  Upon reporting final 2006 and first and second quarter 2007 results, the Company will identify the nature and amount of charges, if any, that were required to be pushed back to 2006 and those that will be taken in the first and second quarter of 2007.

Notwithstanding the foregoing, as previously disclosed in its Current Report on Form 8-K dated May 2, 2007, the Company expects that it will record in the second quarter of 2007 a charge of $1.6 million resulting from the sale of NetBank Payment Systems, an indirect wholly-owned subsidiary of the Company and as previously disclosed in its Current Report on Form 8-K dated May 24, 2007, the Company expects that it will record in the second quarter a charge of approximately $4.8 million related to investment securities.  In addition, as previously disclosed in its Current Report on Form 8-K dated August 6, 2007, the Company expects that it will record in the second quarter of 2007 a charge of approximately $24.6 million for the impairment of goodwill assigned to Market Street Mortgage Corporation, the Company’s wholly-owned retail mortgage business, and a charge of approximately $25.0 million for the impairment of long-lived assets owned by NetBank, FSB, a wholly-owned subsidiary of the Company, and by its third-party conforming mortgage business, NetBank Funding Services.

In addition, as discussed above in Part III of this Form 12b-25, certain comments with respect to the Company’s application of SFAS 133 to the accounting of mortgage servicing rights and loans held for sale remain unresolved and the Company is in the process of completing the analysis requested by the SEC to demonstrate the reasonableness of the Company’s application of SFAS 133 in prior periods.  As of the date of this Form 12b-25, the Company has not concluded that any previously issued financial statements should no longer be relied upon and the Company has not been advised by its current or former independent registered public accounting firm that disclosure should be made to prevent future reliance on any previously issued financial statements.  If the Company concludes, or if the Company is advised by its current or former independent registered public accounting firm, that previously issued financial statements and related audit reports should no longer be relied upon, the Company may be required to restate previously issued financial statements and the Company’s results of operations could be significantly impacted.

Forward-Looking Statements

Statements in this Form 12b-25 that are not historical facts are forward-looking statements that reflect management’s current expectations, assumptions, and estimates of future performance and economic conditions. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements in this Form 12b-25 include, but are not limited to: 1) the Company’s expectation of resolving the SEC’s comments with respect to the Company’s application of SFAS 133 to the accounting of mortgage servicing rights and loans held for sale; 2) the Company’s expectation of filing its 2006 Form 10-K and the 2007 Form 10-Qs with the SEC upon resolution of the SEC’s comments with respect to SFAS 133; and 3) the nature and amount of charges that the Company will record for the year-ended December 31, 2006, or for the quarter ended June 30, 2007. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results and future trends to differ materially from those expressed in or implied by such forward-looking statements.

The Company’s consolidated results of operations and such forward-looking statements could be affected by many factors, including, but not limited to: 1) the nature of the market for banking and financial services generally; 2) the cyclical nature of the mortgage banking industry generally; 3) a possible decline in asset quality; 4) changes in general economic or operating conditions that could adversely affect mortgage loan production and sales, mortgage servicing rights, loan delinquency rates and/or loan defaults; 5) the possible adverse effects of unexpected changes in the interest rate environment; 6) adverse legal rulings, particularly in the company’s litigation over leases originated by Commercial Money Center, Inc.; 7) the inability or failure to consummate the transactions contemplated with EverBank; 8) any delay or difficulty in satisfying existing regulatory requirements or directives, including the directive to divest NetBank and its subsidiaries as soon as possible; 9) any additional adverse regulatory action, including a prompt corrective action directive, that may have a negative impact upon the Company and its subsidiaries; 10) the possible adverse effects of the delisting of the Company’s common stock from the NASDAQ Stock Market; 11) potential difficulties and uncertainties related to the shutdown of NetBank Funding Services and exiting the bank platform; 12) any delay or difficulty in completion of the 2006 audit and the preparation of the first and second quarter financial statements; and 13) any material adjustments necessary as a result of the 2006 audit or upon resolution of the SEC’s comments with respect to SFAS 133.

Further information relating to these and other factors that may impact the Company’s results of operations and such forward-looking statements are disclosed in the Company’s filings with the SEC, including under the caption “Item 1A. Risk Factors” in its Annual Report on Form 10-K for the year ended December 31, 2005 and Quarterly Reports on Form 10-Q for the quarters ended June 30, 2006 and September 30, 2006, as well as Exhibit 99.2 to its Current Report on Form 8-K filed with the SEC on January 3, 2007, and Form 12b-25 filed with the SEC on May 11, 2007. Except as required by the securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NetBank, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2007	By	/s/ James P. Gross
James P. Gross
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).